EXHIBIT 12

         LEGGETT AND PLATT, INCORPORATED AND SUBSIDIARIES
         COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
                 (Amounts in millions of dollars)

                           Six Months             Twelve Months Ended
                             Ended                    December 31,
                       6/30/00  6/30/99    1999   1998   1997    1996    1995
Earnings
 Income from continuing
 operations before
 income tax             $237.9  $220.2  $462.6  $395.6  $333.3  $249.7  $220.6

 Interest expense
  (excluding amount
   capitalized)           32.2    19.4    43.0    38.5    31.8    30.0    30.4

 Portion of rental
  expense under
  operating leases
  representative
  of an interest factor    4.7     4.1     8.2     6.7     6.1     5.5     5.1
------------------------------------------------------------------------------
Total earnings          $274.8  $243.7  $513.8  $440.8  $371.2  $285.2  $256.1
==============================================================================

Fixed charges
 Interest expense
  (including amount
   capitalized)          $32.7   $19.9   $44.0   $39.2   $32.7   $31.0   $31.4

Portion of rental expense
 under operating leases
 representative
 of an interest factor     4.7     4.1     8.2     6.7     6.1     5.5     5.1
------------------------------------------------------------------------------
Total fixed charges      $37.4   $24.0   $52.2   $45.9   $38.8   $36.5   $36.5
==============================================================================
Ratio of earnings
 to fixed charges          7.3    10.2     9.8     9.6     9.6     7.8     7.0
==============================================================================

Earnings consist principally of income from continuing operations before income taxes, plus fixed charges. Fixed charges consist principally of interest costs.